UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 24, 2021

Santander Holdings USA, Inc.

(Exact name of registrant as specified in its charter)

Virginia	1-16581	23-2453088
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

75 State Street, Boston, Massachusetts 02109

(Address of principal executive offices)

(617) 346-7200

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Not Applicable	Not Applicable	Not Applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On August 24, 2021, Santander Holdings USA, Inc. (the “Company”) announced that it and Santander Consumer USA Holdings Inc. (“SC”) have entered into a definitive agreement pursuant to which the Company will acquire all outstanding shares of common stock of SC not already owned by the Company via an all-cash tender offer, followed by a second-step merger, in which a wholly owned subsidiary of the Company will be merged with and into SC, with SC surviving as a wholly owned subsidiary of the Company (the “Transaction”). A copy of the press release announcing the Transaction is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference for purposes of this Section 8.01.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated August 24, 2021

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements regarding the potential consummation of the proposed Transaction, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the Transaction; the possibility that the Transaction will not be completed; and the impact of general economic, industry, market or political conditions. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date of this communication, and the Company does not undertake any obligation to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this communication has not been commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the transaction disclosure materials that will be filed with the U.S. Securities and Exchange Commission (“SEC”) when a transaction is commenced. The Company and its acquisition subsidiary will file a tender offer statement on Schedule TO and Schedule 13E-3 and thereafter SC will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. SC STOCKHOLDERS ARE URGED TO READ THESE TRANSACTION DISCLOSURE DOCUMENTS CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SC SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of SC stock at no expense to them and will be made available for free at the SEC’s website at www.sec.gov. Copies of any documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https://santanderus.com. Copies of any documents filed with the SEC by SC will be available free of charge on SC’s internet website at https://santanderconsumerusa.com or by contacting SC’s Investor Relations Department at +1-800-493-8219 or InvestorRelations@santanderconsumerusa.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 24, 2021	SANTANDER HOLDINGS USA, INC.

	By:	/s/ Gerard A. Chamberlain Name: Gerard A. Chamberlain Title: Senior Deputy General Counsel and Executive Vice President

Exhibit 99.1

Santander Holdings USA, Inc. Enters into Definitive Agreement to Acquire

Shares it Does not Own of Santander Consumer USA Holdings Inc. for $41.50 per Share

BOSTON, August 24, 2021 – PRESS RELEASE

Santander Holdings USA, Inc. (“SHUSA”) today announced that SHUSA and Santander Consumer USA Holdings Inc. (“SC”) have entered into a definitive agreement pursuant to which SHUSA will acquire all outstanding shares of common stock of SC not already owned by SHUSA via an all-cash tender offer (the “Tender Offer”) for $41.50 per share (the “Offer Price”), followed by a second-step merger (the “Merger” and together with the Tender Offer, the “Transaction”), in which a wholly owned subsidiary of SHUSA will be merged with and into SC, with SC surviving as a wholly owned subsidiary of SHUSA, and all outstanding shares of common stock of SC not tendered in the Tender Offer will be converted into the right to receive the Offer Price in cash. The Offer Price represents a 14% premium to the closing price of SC common stock of $36.43 as of July 1, 2021, the last day prior to the announcement of SHUSA’s initial offer to acquire the remaining outstanding shares of SC’s common stock. SHUSA currently owns approximately 80% of SC’s outstanding shares of common stock.

The board of directors of SC formed a special committee consisting of the independent and disinterested directors of SC to negotiate and evaluate a potential transaction with SHUSA (the “Special Committee”). The board of directors of SC, acting on the unanimous recommendation of the Special Committee, has unanimously determined to recommend the Tender Offer to SC’s shareholders (other than SHUSA). The board of directors of SHUSA has unanimously approved the Transaction.

The Transaction is subject to customary closing conditions, including regulatory approval by the Board of Governors of the Federal Reserve System. The Transaction is not subject to shareholder approval and is currently expected to close by late October or otherwise in the fourth quarter of 2021 upon receipt of regulatory approval.

The Transaction is expected to immediately contribute to Banco Santander, S.A.’s earnings and provide an effective deployment of capital. The estimated capital impact at closing to SHUSA’s CET1 ratio is a decline of 73 bps. The estimated capital impact at closing to its parent, Banco Santander, would be a decline of approximately 10 bps in its CET1 ratio, and the Transaction is expected to be accretive to its earnings per share by approximately 3% in 2022.

J.P. Morgan Securities LLC is acting as financial advisor and Wachtell, Lipton, Rosen & Katz is acting as legal counsel to SHUSA. Piper Sandler is acting as financial advisor and Covington & Burling LLP is acting as legal counsel to the Special Committee. Hughes Hubbard & Reed LLP is acting as legal counsel to SC.

Santander Holdings USA, Inc. (SHUSA) is a wholly-owned subsidiary of Madrid-based Banco Santander, S.A. (NYSE: SAN) (Santander), a global banking group with 149 million customers in the U.S., Europe and Latin America. As the intermediate holding company for Santander’s

U.S. businesses, SHUSA is the parent organization of five financial companies with more than 15,000 employees, 5 million customers, and $150 billion in assets as of December 2020. These include Santander Bank, N.A., Santander Consumer USA Holdings Inc. (NYSE: SC), Banco Santander International, Santander Securities LLC, Santander Investment Securities Inc., and several other subsidiaries. Santander US is recognized as a top 10 auto lender, a top 10 multifamily lender, and a top 20 commercial real estate lender, and has a growing wealth management business with more than $50 billion in assets under management. For more information on Santander US, please visit www.santanderus.com.

Santander Consumer USA Holdings Inc. (NYSE: SC), headquartered in Dallas, is a full-service consumer finance company focused on vehicle finance, third-party servicing and delivering superior service to our more than 3.1 million customers across the full credit spectrum. SC, which began originating retail installment contracts in 1997, had an average managed asset portfolio of approximately $64 billion (for the second quarter ended June 30, 2021). (www.santanderconsumerusa.com).

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements regarding the potential consummation of the proposed Transaction, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the Transaction; the possibility that the Transaction will not be completed; and the impact of general economic, industry, market or political conditions. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date of this communication, and SHUSA does not undertake any obligation to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this communication has not been commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the transaction disclosure materials that will be filed with the U.S. Securities and Exchange Commission (“SEC”) when a transaction is commenced. SHUSA and its acquisition subsidiary will file a tender offer statement on Schedule TO and Schedule 13E-3 and thereafter SC will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. SC STOCKHOLDERS ARE URGED TO READ

THESE TRANSACTION DISCLOSURE DOCUMENTS CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SC SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of SC stock at no expense to them and will be made available for free at the SEC’s website at www.sec.gov. Copies of any documents filed with the SEC by SHUSA will be available free of charge on SHUSA’s internet website at https://santanderus.com. Copies of any documents filed with the SEC by SC will be available free of charge on SC’s internet website at https://santanderconsumerusa.com or by contacting SC’s Investor Relations Department at +1-800-493-8219 or InvestorRelations@santanderconsumerusa.com.